UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number: 001-36532

Sphere 3D Corp.

240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[  ] Form 20-F     [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
[  ] Yes     [X] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant’s outstanding registration statements.

On September 11, 2015, Sphere 3D Corp. (the “Company”) amended the Warrant to purchase common shares, no par value of the Company exercisable in connection with purchase price adjustments under the Asset Purchase Agreement, dated as of August 10, 2015, by and among the Company, Overland Storage, Inc., a California corporation and wholly-owned subsidiary of the Company, and Imation. Corp., a Delaware corporation.

The foregoing description of the Amendment to Warrant to Purchase Common Shares does not purport to be complete and is qualified in its entirety by reference to the Amendment to Warrant to Purchase Common Shares, the form of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits

99.1	Form of Amendment to Warrant to Purchase Common Shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: September 15, 2015	/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: Chief Financial Officer